United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Inter & Co, Inc.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

G4R20B107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4R20B107	Schedule 13G	Page 1 of 12

1	Names of Reporting Persons SoftBank Group Corp.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 64,506,636
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 64,506,636

9	Aggregate Amount Beneficially Owned by Each Reporting Person 64,506,636
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 22.6%
12	Type of Reporting Person CO

CUSIP No. G4R20B107	Schedule 13G	Page 2 of 12

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 64,506,636
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 64,506,636

9	Aggregate Amount Beneficially Owned by Each Reporting Person 64,506,636
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 22.6%
12	Type of Reporting Person CO

CUSIP No. G4R20B107	Schedule 13G	Page 3 of 12

1	Names of Reporting Persons Delaware Project 11 L.L.C.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 64,506,636
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 64,506,636

9	Aggregate Amount Beneficially Owned by Each Reporting Person 64,506,636
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 22.6%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G4R20B107	Schedule 13G	Page 4 of 12

1	Names of Reporting Persons SBLA Latin America Fund LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 64,506,636
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 64,506,636

9	Aggregate Amount Beneficially Owned by Each Reporting Person 64,506,636
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 22.6%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G4R20B107	Schedule 13G	Page 5 of 12

1	Names of Reporting Persons SBLA Investments II LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 64,506,636
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 64,506,636

9	Aggregate Amount Beneficially Owned by Each Reporting Person 64,506,636
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 22.6%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G4R20B107	Schedule 13G	Page 6 of 12

1	Names of Reporting Persons SLA Investments IV LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 64,506,636
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 64,506,636

9	Aggregate Amount Beneficially Owned by Each Reporting Person 64,506,636
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 22.6%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G4R20B107	Schedule 13G	Page 7 of 12

1	Names of Reporting Persons SBLA Holdings (Cayman) L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 64,506,636
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 64,506,636

9	Aggregate Amount Beneficially Owned by Each Reporting Person 64,506,636
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 22.6%
12	Type of Reporting Person PN

CUSIP No. G4R20B107	Schedule 13G	Page 8 of 12

ITEM 1.	(a)	Name of Issuer:

Inter & Co, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SoftBank Group Corp. (“SoftBank”)

SB Global Advisers Limited (“SBGA”)

Delaware Project 11 L.L.C.

SBLA Latin America Fund LLC

SBLA Investments II LLC

SLA Investments IV LLC

SBLA Holdings (Cayman) L.P.

(b)	Address or Principal Business Office:

The principal business address of SoftBank is 1-7-1 Kaigan, Minato-ku, Tokyo, 105-7537, Japan. The principal business address of SBGA is 69 Grosvenor Street, Mayfair, London W1K 3JP, England, United Kingdom. The principal business address of SBLA Holdings (Cayman) L.P. is c/o Walkers, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The principal business address of each of the other Reporting Persons is 251 Little Falls Drive, Wilmington, DE 19808.

(c)	Citizenship of each Reporting Person is:

SoftBank is organized under the laws of Japan. SBGA is organized under the laws of England and Wales. SBLA Holdings (Cayman) L.P. is organized under the laws of the Cayman Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Class A common shares, par value $0.0000025 per share (“Class A Common Shares”).

(e)	CUSIP Number:

G4R20B107

ITEM 3.

Not applicable.

CUSIP No. G4R20B107	Schedule 13G	Page 9 of 12

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Shares of the Issuer as of December 31, 2023, based upon 285,153,435 Class A Common Shares outstanding as of January 16, 2024, as disclosed in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on January 16, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SoftBank Group Corp.	64,506,636	22.6%	0	64,506,636	0	64,506,636
SB Global Advisers Limited	64,506,636	22.6%	0	64,506,636	0	64,506,636
Delaware Project 11 L.L.C.	64,506,636	22.6%	0	64,506,636	0	64,506,636
SBLA Latin America Fund LLC	64,506,636	22.6%	0	64,506,636	0	64,506,636
SBLA Investments II LLC	64,506,636	22.6%	0	64,506,636	0	64,506,636
SLA Investments IV LLC	64,506,636	22.6%	0	64,506,636	0	64,506,636
SBLA Holdings (Cayman) L.P.	64,506,636	22.6%	0	64,506,636	0	64,506,636

SBLA Holdings (Cayman) L.P. is the record holder of the Class A Common Shares reported herein.

SoftBank, which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SBGA, which has been appointed as manager and is responsible for making final decisions related to the acquisition, structuring, financing and disposal of SBLA Latin America Fund LLC’s investments, including as held by SBLA Holdings (Cayman) L.P. SBLA Holdings (Cayman) L.P. is controlled and wholly owned by SLA Investments IV LLC, which is a wholly owned subsidiary of SBLA Investments II LLC, which is a wholly owned subsidiary of SBLA Latin America Fund LLC, which is a wholly owned subsidiary of Delaware Project 11 L.L.C. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. G4R20B107	Schedule 13G	Page 10 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

SoftBank Group Corp.

By:	/s/ Yuko Yamamoto
Name:	Yuko Yamamoto
Title:	Head of Corporate Legal

SB Global Advisers Limited

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

Delaware Project 11 L.L.C.

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SBLA Latin America Fund LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SBLA Investments II LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SLA Investments IV LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

CUSIP No. G4R20B107	Schedule 13G	Page 11 of 12

SBLA Holdings (Cayman) L.P.

By:	SoftBank Latin America Fund GP (Cayman) Ltd., its General Partner

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

CUSIP No. G4R20B107	Schedule 13G	Page 12 of 12

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.